(A development stage company)

THIRD QUARTER REPORT

FOR THE NINE MONTHS ENDED MAY 31, 2009

Unaudited (prepared by management)

Stated in Canadian dollars

Notice to Reader

These interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Audit Committee of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim financial statements, notes to financial statements and the related quarterly Management Discussion and Analysis.

MIRANDA GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MAY 31, 2009

The following discussion is management’s assessment and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited interim financial statements and related notes thereto for the three and nine months ended May 31, 2009 and with the audited financial statements for the years ended August 31, 2008 and 2007 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Containing information as July 28, 2009 except as indicated.

Forward looking statements

This MD&A contains certain forward-looking statements related to, among other things, expected future events, future spending levels and the future financial and operating results of the Company.  Forward-looking statements are encouraged to enhance communication but are subject to inherent risks and uncertainties including but not limited to, market and general economic conditions, changes arising as drilling results are received, changes in regulatory environments affecting the Company and the availability and terms of subsequent financings.  Other risks and uncertainties are detailed below.  Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a wide variety of reasons.

Overall Performance

Description of Business and Overview of Projects

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties, mostly located in Nevada, and is dominantly, but not exclusively, focused on the Cortez Trend.

The majority of the Company’s exploration projects are in Nevada and the Company is intending to acquire projects in Mexico.  The Nevada projects include the Redlich project located in Esmeralda County; the Red Canyon, Red Hill, Coal Canyon, BPV and CONO projects located in Eureka County; the Iron Point and PPM projects located in Humboldt County; and the Angel Wings project located in Elko County.

The Company continues to develop exploration models that define favorable areas or potential locations of large sediment-hosted gold systems based on a geologic understanding of recent developments on the Cortez Trend.  Complementing Miranda's efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, the Company is utilizing Geographic Information Systems (GIS) and regional geological, geophysical and geochemical databases to identify other discrete mineral belts that might be as significant as the Cortez Trend.

The Company has built a track record of successful project definition and acquisitions.  The Company shares project risk by joint venturing properties thus providing shareholders exposure to numerous gold exploration projects while at the same time conserving the treasury.

On May 6, 2009 the Company announced it had acquired through staking 52 claims in the southwest Trinity Range, in Churchill County, Nevada that comprise the Neon Project. The project covers approximately 1.5 square miles (3.9 sq. km) and is located 27 miles (43 km) northeast of Fernley, Nevada.

The Neon property was staked as an initial result of a Miranda generative program designed to secure gold exploration targets that can be generally characterized as quartz-tourmaline-gold systems related to intrusive rocks.  The Spring Valley deposit, owned by Midway Gold Corp. was reported by them to contain a 1.8 million ounce gold resource, is a first to demonstrate that quartz-tourmaline-gold systems can host significant gold deposits in Nevada.

The geology on the Neon property and surrounding area includes Permian-Triassic meta-volcanic rocks. Variable amounts of tourmaline-bearing quartz veinlets occur throughout the meta-volcanic rocks on the project.  Tourmaline in smaller quantities occurs as replacements, and within breccia and quartz stockwork.  Predominant alteration types are bleaching and intense limonite oxidation.  Twelve rock-chip samples taken by Miranda yield gold values in a range from non-detectable to a high of 0.473 oz Au/t (16.2 g Au/t).  The high-grade sample has tourmaline in quartz and moderate to strong limonite.  Trace elements associated with gold are bismuth and base metals suggesting an intrusive association for the gold system. Samples were assayed by ALS Chemex Laboratories, Inc. of Sparks, Nevada.  Gold results were determined using standard fire assay techniques on a 30-gram sample with an atomic absorption finish. Samples were also analyzed for a 50-element geochemical suite by ICP-AES.

Miranda has begun an evaluation of the Neon property that will include mapping and geochemical sampling. In line with Miranda's business model, a joint venture partner will be sought to further explore the project.

By the time of writing Miranda’s exploration funding partner Montezuma Mines Inc. ("Montezuma") completed a first phase drill program at Red Canyon, a sediment-hosted gold project in Eureka County, Nevada.  Three drill holes totaling 2,295 ft east and northeast of the Ice Zone were drilled. All holes intersected altered McColley Canyon Formation, beneath barren volcanic rocks or alluvium, and ended in the Lone Mountain dolomite. Elsewhere in the Cortez Trend the McColley Canyon Formation is a host rock for disseminated Carlin-style mineralization. Once assays are received, Miranda and Montezuma geologists will meet for a peer review of the field data collected over the past year. Data include: geologic mapping, airborne magnetics, CSAMT, gridded soils and the recent drilling campaign. The peer review will serve as an open forum to systematically integrate and interpret project level data. Interpretations will assist with target identification and will guide future rounds of drilling. A second phase of drilling is planned for the fall of 2009, pending financing.

The data disclosed in this MD&A have been reviewed and verified by Company Senior Geologist Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Results of Operations for the nine months ended May 31, 2009 and 2008

The Company incurred a net loss of $1,425,651 in the nine months ended May 31, 2009 (2008 - $2,353,212).

Expenses for the nine months ended May 31, 2009 were $1,877,104 (2008 - $2,834,432). When comparing the expenses on a cash basis by eliminating the non-cash charges for amortization and stock based compensation expense, the cash expenses for the same periods are $1,490,586 (2008 - $1,444,613).  The increase for the period ended May 31, 2009 was 3% higher than the nine months ended May 31, 2008.

Significant differences between the periods follow:

Investor relations and travel and business promotion combined to $291,710 for the nine months ended May 31, 2009 (2008 - $327,327).  The Company’s comprehensive market awareness campaign included attendance at investor conferences in North America and Europe.

Consulting fees and wages and benefits combined to $713,319 for the nine months ended May 31, 2009 (2008 - $535,022).  The Company’s President is based in Reno, our Investor Relations Manager is based in Vancouver and the Company has four full time employees based in our exploration office in Elko, Nevada.  The average foreign exchange rate for the nine months ending May 31, 2009 of the United States Dollar to the Canadian Dollar was $1.201 (2008 - $0.999).  The change in the foreign exchange rates caused in large part the increase between the two periods.

Property exploration costs in Nevada and Mexico in the nine months ended May 31, 2009 of $265,185 were net of recoveries from funding partners of $194,755 (2008 - $320,528 net of $328,955).  The Company acts as a service contractor to some of the Company’s funding partners on certain properties for which it was paid a management fee of $13,482 in the nine months ended May 31, 2009 (2008 - $22,634).

In the nine months ended May 31, 2009, Newcrest terminated its exploration agreement with the Company on the Horse Mountain project and the Company in turn terminated its mining lease for the Horse Mountain claims and wrote off $39,569 of mineral property costs. The Company was also unsuccessful in finding partners to joint venture and fund the exploration costs of the Ettu and PQ projects and the Company wrote off $57,057 of mineral property costs for a total write off of $96,626 of mineral property costs.

On December 19, 2008 Barrick notified the Company it has elected to terminate the exploration agreements on the Fuse East and West properties effective on January 5, 2009 and paid the Company $238,837 (US$200,000) in lieu of completing the required work expenditures.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production to date. Net losses have increased over the past four years as a result of administrative costs associated with the increase of activity and the Company acquiring several additional mineral projects.

Readers should refer to the notes to the consolidated financial statements for details regarding all the mineral leases and joint venture agreements for each of the Company’s properties.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	May 31 2009 $	Feb 28 2009 $	Nov 30 2008 $	August 31 2008 $	May 31 2008 $	Feb 29 2008 $	Nov 30 2007 $	August 31 2007 $
Revenue	43,310	292,706	77,214	140,635	129,607	122,566	229,047	283,212
Loss for the period	(526,451)	(363,293)	(535,907)	(694,970)	(531,921)	(701,357)	(1,119,934)	(701,667)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.03)	(0.02)

The Company is an exploration company. At this time any issues of seasonality or market fluctuations have no impact.  The Company currently defers its mineral property costs.  The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the levels of exploration.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint venture partner to fund the exploration of the project to earn an interest.  In some agreements the Company receives common stock and/or cash option payments as a portion of the joint venture partner’s cost to earn an interest.

The Company’s revenue from operations to date includes management fees earned from acting as a service contractor to certain exploration funding partners and mineral property option proceeds from properties where all acquisition costs have been recovered.  The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2009 fiscal year with cash and cash equivalents of $11,272,465.   In the nine months ended May 31, 2009 the Company expended $776,800 on operating activities and $6,628 on investing activities to end on May 31, 2009 with $10,382,153 in cash and cash equivalents.  The cash equivalent component is $10,083,699 is invested in Canadian federal government backed treasury bills and term investment certificates guaranteed by the Bank of Montreal.  The Company reported an unrealized capital gain of $106,884 on the treasury bills at May 31, 2009.

At July 28, 2009 the Company had “out-of-the-money” stock options and share purchase warrants outstanding which if the market price of the Company’s stock increases may be exercised and would raise additional cash.

The Company has sufficient cash to meet its obligations as they come due.

Transactions with Related Parties

The Company incurred charges with directors and officers of the Company and companies with common directors and officers as follows:

		Nine months ended May 31, 2009	Nine months ended May 31, 2008
Ubex Capital Inc. – a company controlled by Dennis Higgs, Director	Management Fees	$nil	$12,500
Golden Oak Corporate Services Ltd. – a company owned by Doris Meyer, Chief Financial Officer	Consulting fees – bookkeeping, accounting, financial reporting services Out-of-pocket reimbursement for Miranda share of office supplies and expenses, telephone, postage and courier	$72,450 $5,239	$65,100 $5,523

These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the related parties.  All contracts may be terminated on 90 days notice by either party.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration costs are described in Schedule 1 to the interim consolidated financial statements for the nine months ended May 31, 2009.

Outstanding Share Data as at July 28, 2009

Authorized: an unlimited number of common shares without par value.

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
Balance - May 31, 2009 and July 28, 2009	44,892,010	4,728,500	5,425,750

Future Accounting Pronouncements

a)

Goodwill and Intangible Assets

In February 2008, the CICA issued CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”.  Various changes have been made to other sections of the CICA Handbook for consistency purposes.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  The new Section will be applicable to the Company’s consolidated financial statements for its fiscal year beginning September 1, 2009.  The Company does not expect that the adoption of this section will have a material impact on its consolidated financial statements.

b)

Business Combinations

In February 2008, the CICA Accounting Standards Board confirmed that International Financial Reporting Standards will replace Canada’s current generally accepted accounting principles for publicly accountable profit-oriented enterprises effective January 1, 2011.

c)

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s transition date of September 1, 2012 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Financial Instruments

All financial instruments are recorded initially at estimated fair value on the balance sheet and classified into one of five categories: held for trading, held to maturity, available for sale, loans and receivables and other liabilities

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, amounts receivable, and accounts payable and accrued liabilities.

The Company has classified cash as held-for-trading.  Amounts receivable are classified as loans and receivables, and accounts payable and accrued liabilities as other liabilities, all of which are measured at amortized cost.

The fair values of cash, amounts receivable, and accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

The Company’s only exposure to credit risk is on its bank accounts. Bank accounts are with high credit quality financial institutions.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts which are available on demand.

Market Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk. The Company’s bank account earns interest income at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Exchange Risk

As at May 31, 2009 the majority of the Company’s cash was held in Canada in Canadian Dollars. The Company’s significant operations are carried out in Nevada.  As a result a portion of the Company’s working capital is denominated in United States Dollars and is therefore subject to fluctuation in exchange rates.

At May 31, 2009, the foreign exchange rate of the United States Dollar to the Canadian Dollar was $1.09 and the following assets and liabilities were denominated in United States Dollars:

$US
Cash and cash equivalents	65,720
Amounts receivable	36,561
Advances and prepaid expenses	9,974
Accounts payable and accrued liabilities	(39,124)
Net assets (liabilities)	$ 73,131

The following sensitivity analysis assumes all other variables remain constant and is based on the above net exposures.  A 10% appreciation or depreciation of the United States Dollar against the Canadian Dollar would result in an approximate $8,000 decrease or increase, respectively, in net income and shareholder’s equity.

At May 31, 2009, the Company has the following cash equivalents recognized at fair value:

Held-for-trading Securities	Maturity date	Quantity at cost	Accumulated unrealized gains	Fair Value
Federal Treasury Bills:
Government of Canada Treasury Bill – 2.586%	September 3, 2009	$4,499,565	$104,026	$4,603,591

Government of Canada Treasury Bill – 0.525%	February 18, 2010	2,017,250	2,858	2,020,108

		$6,516,815	$106,884	$6,623,699

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  Fluctuations in pricing may be significant.

Risks

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation may fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

May 31, 2009

(Unaudited)

These unaudited consolidated financial statements have not been reviewed by the Company’s auditor.

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM BALANCE SHEETS

(Stated in Canadian Dollars)

	May 31	August 31
	2009	2008
	(unaudited)
ASSETS

Current
Cash and cash equivalents	$10,382,153	$11,272,465
Amounts receivable	39,914	6,820
Interest receivable	85,033	234,325
GST receivable	2,934	30,421
Marketable securities (Note 4)	101,563	84,486
Advances and prepaid expenses	32,520	60,707

	10,644,117	11,689,224

Equipment (Note 5)	118,215	115,179
Mineral properties (Note 6)	276,676	342,974
	$11,039,008	$12,147,377

LIABILITIES

Current
Accounts payable and accrued liabilities	$58,825	$143,909

SHAREHOLDERS' EQUITY

Share capital (Note 7)	22,718,993	22,718,993
Contributed surplus (Note 7)	4,879,595	4,527,306
Warrants (Note 7)	1,168,817	1,168,817
Accumulated other comprehensive income (loss)	79,563	29,486
Deficit	(17,866,785)	(16,441,134)
	10,980,183	12,003,468
	$11,039,008	$12,147,377
Nature of Operations (Note 1)

Approved on behalf of the Board of Directors:

“Kenneth Cunningham”	“G. Ross McDonald”
Director	Director

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

	Three months ended May 31, 2009	Three months ended May 31, 2008	Nine months ended May 31, 2009	Nine months ended May 31, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue
Management fees earned	$2,005	$7,883	$13,482	$22,634
Mineral property income	-	270	238,837	99,970
Interest	41,305	121,454	160,911	358,616
	43,310	129,607	413,230	481,220
Expenses
Amortization	2,242	12,111	34,229	32,321
Consulting	49,236	32,142	122,917	75,780
Directors fees	10,907	5,984	21,606	16,953
Foreign exchange	28,886	4,699	(22,232)	32,115
Insurance	9,008	8,281	27,700	25,428
Investor relations	31,094	73,467	160,029	215,350
Office rent, telephone, secretarial, sundry	38,692	28,182	116,354	89,503
Professional fees	17,223	13,097	35,384	25,986
Management fees	-	-	-	12,500
Property exploration costs (Schedule 1)	117,762	150,221	265,185	320,528
Stock based compensation	-	103,698	352,289	1,357,498
Travel and business promotion	25,503	34,846	131,681	111,977
Transfer agent and regulatory fees	13,332	24,505	41,560	59,251
Wages and benefits	207,321	170,295	590,402	459,242
	551,206	661,528	1,877,104	2,834,432

Loss before the following	(507,896)	(531,921)	(1,463,874)	(2,353,212)
Write-off of mineral properties	(39,569)	-	(96,626)	-
Gain on sale of marketable securities	17,155	-	27,965	-
Unrealized gain on cash equivalents	3,859	-	106,884	-
Net loss for the period	(526,451)	(531,921)	(1,425,651)	(2,353,212)
Unrealized gain (loss) on marketable securities	48,659	(35,000)	50,577	(310)
Comprehensive loss for the period	$(477,792)	$(566,921)	$(1,375,074)	$(2,353,522)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.03)	$(0.05)
Weighted average number of shares outstanding	44,892,010	44,892,010	44,892,010	44,220,265

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

(unaudited)

	Three months ended May 31, 2009	Three months ended May 31, 2008	Nine months ended May 31, 2009	Nine months ended May 31, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows to operating activities
Net loss for period	$(526,451)	$(531,921)	$(1,425,651)	$(2,353,212)
Amortization	2,242	12,111	34,229	32,321
Accrued interest income	7,052	164,778	149,292	(60,761)
Write-off of abandoned mineral properties	39,569	-	96,626	-
Stock based compensation	-	103,698	352,289	1,357,498
Unrealized gain on cash and cash equivalents	3,859	-	106,884	-
Gain on sale of marketable securities	(17,155)	-	(27,965)	-
Change in non-cash working capital items:
Amounts receivable	6,731	(86,447)	(33,094)	(56,561)
GST receivable	1,801		27,487
Advances and prepaid expenses	12,511	37,938	28,187	51,098
Accounts payable and accrued liabilities	22,803	35,016	(85,084)	(646)
	(447,038)	(264,827)	(776,800)	(1,030,263)

Cash flows to investing activities
Proceeds from sale of marketable securities	28,155	-	60,965	-
Equipment purchases	-	(14,701)	(37,265)	(36,536)
Mineral property acquisitions	(30,328)	(41,073)	(30,328)	(91,946)
	(2,173)	(55,774)	(6,628)	(128,482)

Cash flows from financing activities
Issue of share capital	-	-	-	5,338,288
Share issue costs	-	-	-	(59,472)
	-	-	-	5,278,816

Unrealized gain on cash and cash equivalents	(3,859)	-	(106,884)	-

Increase (decrease) in cash and cash equivalents	(453,070)	(320,601)	(890,312)	4,120,071

Cash and cash equivalents, beginning of period beginning of period	10,835,223	11,921,822	11,272,465	7,481,150

Cash and cash equivalents, end of period	$10,382,153	$11,601,221	$10,382,153	$11,601,221

Cash and cash equivalents is comprised of:
Cash	$298,454	$351,221	$298,454	$351,221
Short-term deposits	10,083,699	11,250,000	10,083,699	11,250,000
	$10,382,153	$11,601,221	$10,382,153	$11,601,221

Non-cash investing and financing activities
Fair value of stock options and warrants exercised	$-	$-	$-	$15,378
Fair value of common shares and share purchase warrants issued in finder's fee unit	-	-	-	266,175
Fair value of share purchase warrants issued pursuant to a mineral property	-	-	-	4,306

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

(unaudited)

	Number of Shares	Share capital	Contributed Surplus	Warrants	Accumulated other comprehensive income	Deficit	Total Shareholders' equity
Balance, August 31, 2008	44,892,010	$22,718,993	$4,527,306	$1,168,817	$ 29,486	$(16,441,134)	$12,003,468

Stock based compensation	-	-	352,289	-	-	-	352,289
Net loss	-	-	-	-	-	(1,425,651)	(1,425,651)
Realized gain on marketable securities	-	-	-	-	(500)	-	(500)
Increase in unrealized holding gains on marketable securities	-	-	-	-	50,577	-	50,577

Balance, May 31, 2009	44,892,010	$22,718,993	$4,879,595	$1,168,817	$ 79,563	$(17,866,785)	$10,980,183

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

SCHEDULE 1

PROPERTY EXPLORATION COSTS

(Stated in Canadian Dollars)

(unaudited)

	Nine month period ending May 31, 2009
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 55,646	(55,646)	$ -
Coal Canyon	92,866	(92,866)	-
FUSE	128	-	128
General exploration	114,933	-	114,933
Horse Mountain	3,148	-	3,148
Iron Point	5,487	(5,487)	-
Red Canyon	40,756	(40,756)	-
Red Hill	3,203	-	3,203
Redlich	23,128	-	23,128
	339,295	(194,755)	144,540
Mexico:
General exploration	120,645	-	120,645

Property exploration costs	$ 459,940	$ (194,755)	$ 265,185

	Nine month period ending May 31, 2008
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 154,641	(154,641)	$ -
BPV	1,864	(1,509)	355
Coal Canyon	2,110	(1,181)	929
CONO	624	-	624
DAME	20,347	-	20,347
ETTU	242	-	242
General exploration	170,393	-	170,393
Horse Mountain	4,448	-	4,448
Iron Point	107,385	(107,385)	-
PPM	34,726	(34,726)	-
PQ	2,308	-	2,308
Red Canyon	20,161	(19,516)	645
Red Hill	11,728	(9,997)	1,731
Redlich	14,310	-	14,310
	545,287	(328,955)	216,332
Utah:
Lookout	25,606	-	25,606

Mexico:
General exploration	78,590	-	78,590

Property exploration costs	$ 649,483	$ (328,955)	$ 320,528

See notes to consolidated financial statements

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

For the nine months ended May 31, 2009 and May 31, 2008

NATURE OF OPERATIONS

Miranda Gold Corp. (the “Company”) is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral properties in the western United States and Mexico and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues and is considered a company in the exploration stage. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These financial statements have been prepared in accordance with accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.  As at May 31, 2009, the Company had an accumulated deficit of $17,866,785 and working capital of $10,585,292.

1.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated interim financial statements for the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.   The interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements including the notes thereto for the year ended August 31, 2008 which may be found on www.sedar.com.

Future accounting pronouncements

a)

Goodwill and Intangible Assets

In February 2008, the CICA issued CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”.  Various changes have been made to other sections of the CICA Handbook for consistency purposes.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  The new Section will be applicable to the Company’s consolidated financial statements for its fiscal year beginning September 1, 2009.  The Company does not expect that the adoption of this section will have a material impact on its consolidated financial statements.

b)

Business Combinations

In February 2008, the CICA Accounting Standards Board confirmed that International Financial Reporting Standards will replace Canada’s current generally accepted accounting principles for publicly accountable profit-oriented enterprises effective January 1, 2011.

c)

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

For the nine months ended May 31, 2009 and May 31, 2008

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s transition date of September 1, 2012 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

2.

FINANCIAL INSTRUMENTS

All financial instruments are recorded initially at estimated fair value on the balance sheet and classified into one of five categories: held for trading, held to maturity, available for sale, loans and receivables and other liabilities

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, amounts receivable, and accounts payable and accrued liabilities.

The Company has classified cash as held-for-trading.  Amounts receivable are classified as loans and receivables, and accounts payable and accrued liabilities as other liabilities, all of which are measured at amortized cost.

The fair values of cash, amounts receivable, and accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

The Company’s only exposure to credit risk is on its bank accounts. Bank accounts are with high credit quality financial institutions.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts which are available on demand.

Market Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk. The Company’s bank account earns interest income at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Exchange Risk

As at May 31, 2009 the majority of the Company’s cash was held in Canada in Canadian Dollars. The Company’s significant operations are carried out in Nevada.  As a result a portion of the Company’s working capital is denominated in United States Dollars and is therefore subject to fluctuation in exchange rates.

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

For the nine months ended May 31, 2009 and May 31, 2008

2.

FINANCIAL INSTRUMENTS (continued)

At May 31, 2009, the foreign exchange rate of the United States Dollar to the Canadian Dollar was $1.09 and the following assets and liabilities were denominated in United States Dollars:

$US
Cash and cash equivalents	65,720
Amounts receivable	36,561
Advances and prepaid expenses	9,974
Accounts payable and accrued liabilities	(39,124)
Net assets (liabilities)	$ 73,131

The following sensitivity analysis assumes all other variables remain constant and is based on the above net exposures.  A 10% appreciation or depreciation of the United States Dollar against the Canadian Dollar would result in an approximate $8,000 decrease or increase, respectively, in net income and shareholder’s equity.

At May 31, 2009, the Company has the following cash equivalents recognized at fair value:

Held-for-trading Securities	Maturity date	Quantity at cost	Accumulated unrealized gains	Fair Value
Federal Treasury Bills:
Government of Canada Treasury Bill – 2.586%	September 3, 2009	$4,499,565	$104,026	$4,603,591

Government of Canada Treasury Bill – 0.525%	February 18, 2010	2,017,250	2,858	2,020,108

		$6,516,815	$106,884	$6,623,699

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  Fluctuations in pricing may be significant.

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

For the nine months ended May 31, 2009 and May 31, 2008

4.

MARKETABLE SECURITIES

At May 31, 2009, the Company has the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
Golden Aria Corp.	250,000	$ -	$24,563	$24,563
Romarco Minerals Inc.	100,000	22,000	55,000	77,000
		22,000	79,563	101,563
Non-public companies:
White Bear Resources Inc.	200,000	-	-	-
Queensgate Resources Corporation	100,000	-	-	-
		$ 22,000	$79,563	$101,563

The Company sold 150,000 common shares of Romarco Minerals Inc. (“Romarco”) during the nine months ended May 31, 2009.  Prior to selling the shares the Company had recorded an unrealized gain of $500 to other comprehensive income (“OCI”) which was offset on the sale of investment for a net realized gain of $27,965.

The Company recorded an unrealized gain of $66,750 on the shares Romarco and an unrealized loss of $16,173 on the shares of Golden Aria Corp. in OCI in the nine months ended May 31, 2009.

5.

EQUIPMENT

Equipment
	May 31, 2009			August 31, 2008
	Cost	Accumulated amortization	Net Book Value	Net Book Value

Computer equipment	$123,217	$ (79,108)	$ 44,109	$ 47,836
Furniture and fixtures	17,002	(8,827)	8,175	9,696
Field equipment	163,151	(97,220)	65,931	57,647
	$303,370	$ (185,155)	$ 118,215	$ 115,179

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

For the nine months ended May 31, 2009 and May 31, 2008

6.

MINERAL PROPERTIES

	August 31, 2008	Additions	Recoveries	Write off of interest	May 31, 2009
Nevada:
Redlich	$ 15,500	$ -	$ -	$ -	$ 15,500
BPV	11,325	-	-	-	11,325
CONO	11,325	-	-	-	11,325
Coal Canyon	11,325	-	-	-	11,325
ETTU	25,925	-	-	(25,925)	-
Horse Mountain	39,569	-	-	(39,569)	-
DAME	72,584	-	-	-	72,584
Iron Point	63,555	-	-	-	63,555
Angel Wings	60,734	-	-	-	60,734
Redhill	-	30,328	-	-	30,328
PQ	31,132	-	-	(31,132)	-

Mineral properties	$ 342,974	$ 30,328	$ -	$ (96,626)	$ 276,676

Details on the Company’s mineral properties are found in note 7 to the audited consolidated financial statements for the year ended August 31, 2008 and only material differences to those agreements are noted below:

Fuse Property, Eureka County, Nevada

During the year ended August 31, 2004 the Company staked the Fuse East and Fuse West claim group. On September 28 and November 15, 2005 (amended April 25, 2006), the Company entered into exploration agreements with an option to form a joint venture with the Cortez Joint Venture and the Buckhorn Joint Venture both managed by Barrick.   Barrick elected to terminate the agreements effective on January 5, 2009 paid the Company $238,837 (US$200,000) in lieu of completing the required work expenditures.

Angel Wings Property, Elko County, Nevada

On May 15, 2007 the Company signed an exploration agreement with option to joint venture with White Bear Resources, Inc.  (“White Bear”) as described in the Company’s audited consolidated financial statements for the year ended August 31, 2008.  On May 15, 2009 the Company and White Bear agreed to extend the exploration commitment dates by a one year period so that the revised exploration expenditure dates are now:

Due Dates	Exploration Expenditures US$
May 15, 2009 (met)	250,000
May 15, 2010	450,000
May 15, 2011	500,000
May 15, 2012	500,000
May 15, 2013	300,000
Total consideration	2,000,000

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

For the nine months ended May 31, 2009 and May 31, 2008

6.

MINERAL PROPERTIES (continued)

On November 17, 2008 the Company loaned White Bear US$22,500 by way of a promissory note.  The principal amount of US$22,500, together with 100,000 common shares of White Bear, will be due and payable within 30 days of White Bear completing its Initial Public Offering.  White Bear paid half of the underlying lease payment of US$45,000 that was due on October 27, 2008 from its cash resources and used the proceeds of the promissory note to pay the other half of the lease payment.

ETTU Property, Eureka County, Nevada

In June, 2004, the Company staked claims in Kobeh Valley called the ETTU claims on the south end of the Eureka – Battle Mountain (Cortez) Gold Trend. The Company allowed the claims to lapse and wrote off $25,925 in acquisition costs in the current fiscal year.

PQ Property, Elko County, Nevada

In April 2008 the Company staked 100 mining claims in the Pequop Mountains comprising the PQ Property and on March 26, 2008 the Company entered into a 20 year mining lease for 36 mining claims with a private party with a NSR royalty of 3%.

The Company has allowed the claims to lapse and terminated the lease agreement on a timely basis and wrote off $31,132 in acquisition costs in the current fiscal year.

BPV, CONO and Coal Canyon Properties, Eureka County, Nevada

On March 2, 2009 the Company and Queensgate Resources Corporation (“Queensgate”) amended the March 11, 2008 exploration agreement to extend Queensgate’s earn-in period from five to six years and to extend each year’s exploration expenditure commitment by one year.  As consideration for the amendment, Queensgate issued the Company 100,000 common shares and a further 100,000 common shares due on March 11, 2009, were received July 2, 2009 so that the Company now holds a total of 300,000 common shares of Queensgate.

Due Dates	Exploration Expenditures US$
March 11, 2009 (met)	260,000
March 11, 2011	440,000
March 11, 2012	600,000
March 11, 2013	700,000
March 11, 2014	1,000,000
Total consideration	3,000,000

Horse Mountain Property, Lander County, Nevada

In the nine months ended May 31, 2009 Newcrest terminated its exploration agreement with an option to form a joint venture with the Company on the Horse Mountain project.  Newcrest fulfilled its obligations prior to termination.  The Company in turn terminated its November 23, 2004 mining lease for the Horse Mountain claims.

The Company wrote off $39,569 in acquisition costs in the current fiscal year.

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

For the nine months ended May 31, 2009 and May 31, 2008

7.

SHARE CAPITAL

a)

Authorized:  An unlimited number of common shares without par value.

b)

Stock Options Outstanding

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 7,307,052 options to acquire common shares to its directors, officers, employees and consultants.  Options granted vest as to 25% immediately and 25% each six months thereafter.

The continuity for stock options is as follows:

Expiry date	Exercise price	Balance, August 31, 2008	Issued	Exercised	Expired	Balance, May 31, 2009
February 9, 2009	$ 0.53	465,000	-	-	(465,000)	-
February 17, 2010	$ 0.71	973,750	-	-	-	973,750
October 18, 2010	$ 1.18	80,000	-	-	-	80,000
May 31, 2011	$ 0.70	50,000	-	-	-	50,000
April 17, 2011	$ 0.70	425,000	-	-	-	425,000
March 28, 2012	$ 0.70	470,000	-	-	-	470,000
January 31, 2013	$ 0.70	1,170,000	-	-	-	1,170,000
February 25, 2014	$ 0.35	-	2,257,000	-	-	2,257,000
		3,633,750	2,257,000	-	(465,000)	5,425,750

Weighted average exercise price		$ 0.69	$ 0.35	$ -	$ 0.53	$ 0.56

c)

Stock Based Compensation

During the nine months ended May 31, 2009, the Company recorded $352,289 in stock-based compensation expense for a series of options vested during the period (2008 - $1,357,498). The remaining fair value of the series of options granted in fiscal year 2008 and 2009 of $494,289, less forfeitures if any, of which $252,357 will be recognized as the options vest in 2009 and the remaining balance of $241,932 as the options vest in 2010.

d)

Share Purchase Warrants

The continuity for share purchase warrants is as follows:

Expiry date	Exercise price	Balance, August 31, 2008	Issued	Exercised	Expired	Balance, May 31, 2009
January 23, 2009	$ 0.50	11,250	-	-	(11,250)	-
October 4, 2009	$ 1.50	4,713,500	-	-	-	4,713,500
January 23, 2010	$ 0.55	15,000	-	-	-	15,000
		4,739,750	-	-	(11,250)	4,728,500

Weighted average exercise price		$ 1.49	$ -	$ -	$0.50	$ 1.50

Miranda Gold Corp.

Notes to the Interim Consolidated Financial Statements

For the nine months ended May 31, 2009 and May 31, 2008

8.

MANAGEMENT OF CAPITAL

The Company manages its common shares, stock options and warrants as capital (see Note 7). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  The Company does not have any externally imposed capital requirements to which it is subject.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the

Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in an interest bearing Canadian chartered bank account.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

9.

RELATED PARTY TRANSACTIONS

During the nine months ended May 31, 2009 and 2008 the Company:

a)

paid $nil (2008 - $12,500) to a company controlled by a common director for management of the Company’s affairs;

b)

paid $5,239 (2008 - $5,523) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet and office services;

c)

paid consulting fees of $72,450 (2008 - $65,100) to a company controlled by a common officer pursuant to a contract for professional services;

At May 31, 2009 an amount of $13,417 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (May 31, 2008 - $11,878). These amounts were settled in the ordinary course of business shortly after the period end.